

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2024

Alexander Gersh
Chief Financial Officer
Paysafe Limited
2 Gresham Street
London, United Kingdom EC2V 7AD

  Re: Paysafe Limited
    Form 20-F for the Fiscal Year Ended December 31, 2023
    Form 20-F for the Fiscal Year Ended December 31, 2022
    File No. 001-40302

Dear Alexander Gersh:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services